Exhibit 99.1

ABN 82 010 975 612
Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.tbgbio.com/public/

Company Update – Board and Management Structure

Melbourne, Australia, 17 May 2016.  The Board of TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the Company) is pleased to provide the following update relating to the Company’s management and board structure and as part of the Company’s transformation into an in-vitro diagnostics (IVD) company following the acquisition of TBG Inc and relisting on the ASX.

At the request of the Board, Mr Jitto Arulampalam has agreed to resume the role of Executive Chairman.  In addition to his normal duties as Chairman, Jitto will assume the roles that incorporate investor relations, capital raising activities and, in conjunction with Mr Cheng and his management team will explore business development and corporate opportunities that will help drive the Company’s growth and transformation.

Mr Eugene Cheng will continue as the CEO of TBG Inc and will assume the role of COO of the TBG Group. Mr Cheng will continue as an executive director of the Company.

These changes follow a recent decision by the Board to approve an aggressive development timetable with the purpose of getting its new IVD products to market. Jitto’s expertise in running ASX listed companies combined with Eugene’s outstanding business management experience is the appropriate leadership and management structure to cement the Company’s transformation. The changes ensure that Mr Cheng can focus his attention on achieving key deliverables in line with the new development timetable.

Dr Stanley Chang, Mr Edward Chang and Ms Emily Lee will continue in their roles as non-executive directors.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638